

Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES SIGNS AN OPTION AGREEMENT TO SELL ITS NUGGET POND GOLD PROPERTY

MONTREAL, November 9, 2005 – Richmont Mines announces that it has signed a 12-month option agreement with New Island Resources Inc. (TSXV.NIR) to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland. In order to earn this option, New Island made a non-refundable deposit of $250,000 and must undertake a $1,000,000 exploration program on the property. Upon exercise of the option, New Island will pay Richmont Mines an additional $2,250,000 and assume reclamation liabilities. Richmont Mines will have the right to retain a 30% interest in the property by reducing by $1,000,000 the purchase price proposed to New Island. During the option period, Richmont Mines will retain full control and responsibility for the operation and maintenance of the mill and will evaluate custom milling possibilities.

The Company took the decision to sell the mill considering that it does not own any advanced exploration projects in the Nugget Pond area. Richmont Mines is continuing the elaboration of a three-dimensional model on the Valentine Lake property located 350 km away from the Nugget Pond property.

Richmont Mines is a gold producer listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. The Company focuses its activities on the development, the operation and the exploration of underground gold mines in the Canadian provinces of Quebec, Ontario and Newfoundland. Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties.

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For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620
Trading symbol: RIC	Listings:	Toronto - Amex

Web site: www.richmont-mines.com